GRIT BXNG AT HOME, INC.
9 East 16th Street
New York, NY 10003

March 1, 2021

VIA EDGAR

United States Securities

and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	GRIT BXNG AT HOME, INC. Regulation A Offering Statement on Form 1-A File No: 024-11392

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of GRIT BXNG AT HOME, INC. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 p.m. Eastern Time on Wednesday, March 3, 2021.

We request that we be notified of such qualification by a telephone call to Mr. Hank Gracin at (212) 907-6457. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Hank Gracin via email at hgracin@gracinmarlow.com.

Thank you.

Very truly yours,

GRIT BXNG AT HOME, INC.

By: /s/ William Zanker
Name:	William Zanker
Title:	Chief Executive Officer

cc:	Hank Gracin, Esq., Gracin & Marlow, LLP